UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER, 2005

ThrillTime Entertainment International, Inc.

(Registrant’s name)

Suite #103 4585 Canada Way

Burnaby, British Columbia, Canada V5G 4L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-For Form 40-F.

Form 20-F     X                       Form 40-F __ ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______                       No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form contains the following documents:

1)  News Release dated October 26, 2005

2)  Form 51-102F3 Material Change Report dated October 20, 2005

3)  News Release dated October 20, 2005

4)  News Release dated July 27, 2005

5)  News Release dated July 6, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ThrillTime Entertainment International, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:            October 27, 2005

         ThrillTime Entertainment International, Inc.

By:

/s/  “Ben Catalano”

----------------------------------------------------------------------------

Ben Catalano

President

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.
Trading Symbol:  “THL:V”   OTC Bulletin Board Symbol:  “THLL-F”

NEWS RELEASE

October 26, 2005

Further to its news release dated October 20, 2005, ThrillTime Entertainment International, Inc. announces that it will increase its previously announced non-brokered private placement to 6,000,000 units at a price of $0.06 per unit to raise gross proceeds of $360,000, subject to regulatory approval.   Each unit will consist of one common share and one-half of one common share purchase warrant.  Each whole warrant will entitle the holder to purchase one common share at a price of $0.10 per share for a period of 12 months from the date of closing.  There may be finder’s fees  payable in connection with the private placement.  The proceeds will be added to the Company’s general working capital.

THRILLTIME ENTERTAINMENT
 INTERNATIONAL, INC.

                Ben Catalano”

Per:  _________________________

             Ben Catalano, President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Form 51–102F3

Material Change Report

Item 1

Name and Address of Company

Thrilltime Entertainment International, Inc. (the “Company”)
Suite 322, 4585 Canada Way
Burnaby, BC  V5G 4L6

Item 2

Date of Material Change

October 20, 2005

Item 3

News Release

The news release was issued October 20,  2005 through the approved news services.

Item 4

Summary of Material Change

The Company has negotiated a release for its sole remaining long-term creditor and no longer has any long-term debt on the books.

The Company will also conduct a non-brokered private placement of up to six million units at a price of $0.06 per unit, subject to regulatory approval.  Each Unit will comprise one common share and one-half of one common share purchase warrant.  Each whole warrant will entitle the holder to purchase one common share for $0.10 per share for a period of 12 months from closing.  There may be a finder’s fee payable in connection with the proposed private placement.  The proceeds will be used for general working capital purposes.

Item 5

Full Description of Material Change

The Company has negotiated a release from its sole remaining long-term creditor and no longer has any long-term debt on the books.  The Company has obtained a release from a note in the amount of US$60,000 that had been bearing interest at 18% per year since January, 2003.  The outstanding indebtedness was discharged by payment of US$45,000.

The Company will also conduct a non-brokered private placement of up to five million units at a price of $0.06 per unit, subject to regulatory approval.  Each Unit will comprise one common share and one-half of one common share purchase warrant.  Each whole warrant will entitle the holder to purchase one common share for $0.10 per share for a period of 12 months from closing.  There may be a finder’s fee payable in connection with the proposed private placement.  The proceeds will be used for general working capital purposes.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

Ben Catalano, President
Phone: 604-294-8084

Item 9

Date of Report

October 26, 2005.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Trading Symbol: “THL:V” OTC Bulletin Board Symbol: “THLL-F”

NEWS RELEASE

July 27, 2005

Further to its news release dated June 20, 2005, ThrillTime Entertainment International, Inc. announces that F3 Amusements LLC (“F3”) has exercised its option to acquire the assets of the Company’s subsidiary, Superstar Dragster, Inc., in consideration for which it secured the release of the Company’s outstanding liability of approximately US$180,000 from George Brimhall, a secured creditor.

This transaction was negotiated by Management as an alternative to formal foreclosure proceedings and the Company is now in a better position to pursue new business opportunities.

The disposition by the Company of substantially all of its assets was approved by the shareholders of the Company at the Company’s annual general meeting held February 21, 2005.

THRILLTIME ENTERTAINMENT

   INTERNATIONAL, INC.

“Ben Catalano”

Per:

___________________

Ben Catalano, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the information set out herein.